SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2014

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F *               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Greg Tisdale
Name:	Greg Tisdale
Title:	Chief Financial Officer
Date: May 8, 2014

EXHIBITS

Exhibit 99.1	Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2014.
Exhibit 99.2	Management's Discussion and Analysis for the period ended March 31, 2014.
Exhibit 99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer.
Exhibit 99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer.